

Mail Stop 3561

August 29, 2008

Ms. Sharon M. Lynch
Chief Financial Officer
Exclusive Apparel, Inc
6555 W. Gary Avenue
Las Vegas, Nevada 89139

> **Re:** **Exclusive Apparel, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed August 27, 2008**
> **File No. 333-140305**

Dear Ms. Lynch:

We reviewed your filing related to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments regarding Item 8A(T) and signatures. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note in your amendment to Form 10-KSB that your management has again not provided management's assessment of internal control over financial reporting. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to the Instructions to paragraphs (a) and (b) of Item 308(T) of Regulation S-B.

Also, in our letter dated July 22, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Further, please revise your Item 8A. disclosures regarding changes in internal control over financial reporting to comply with Rule 308T(b) of Regulation S-B. Specifically, please state that there were *no changes* in your internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

In addition, the proposed amendment does not appear to be signed on your behalf by Sharon Lynch in her capacities as director, controller or principal accounting officer and by at least the majority of the board of directors. Please revise to include the signatures required by Form 10-KSB. Refer to General Instruction C.2. and the second signature section of Form 10-KSB for guidance.

Finally, in our letter dated July 22, 2008, we ask you provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As of the date of this letter, you still have not provided us with these written statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief